Keyuan Petrochemicals, Inc.
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

September 26, 2013

W. John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Keyuan Petrochemicals, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed June 5, 2013 Response letter dated August 29, 2013 File No. 1-34834

Dear Mr. Cash:

This letter is provided in response to your letter dated September 12, 2013 (the “Comment Letter”) regarding the above-referenced filing of Keyuan Petrochemicals, Inc. (the “Company”).  The Company is currently diligently working on its periodic filings on Form 10-Q and relevant financial statements for the quarter ended June 30, 2013 (the “Form 10-Q”). Our responses to the Comment Letter will in certain degree be related to relevant disclosures in the Form 10-Q. We hope to file the Form 10-Q soon and plan to provide the responses to the Comment Letter simultaneously or shortly afterwards. Therefore, we hereby request an extension to provide our responses to the Comment Letter by amending our Form 10-K for fiscal year ended December 31, 2012 and providing the requested information by Friday, October 4, 2013.

Should you have any questions associated with the matter, please contact our U.S. securities counsel, Anna Wang at (917) 512-0839 or AWang@htwlaw.com.

Thank you very much for your attention.

Very truly yours, KEYUAN PETROCHEMICALS, INC. /s/ Chunfeng Tao Chunfeng Tao CEO